Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary:	Jurisdiction of Incorporation:
Samson Investment Company	Nevada
Geodyne Resources, Inc.	Delaware
Samson Contour Energy Co.	Delaware
Samson Contour Energy E&P, LLC	Delaware
Samson Holdings, Inc.	Delaware
Samson-International, Ltd.	Oklahoma
Samson Lone Star, LLC	Delaware
Samson Resources Company	Oklahoma
Cimarron Oil Field Supply, LLC	Oklahoma
OSN Production Ltd.	Alberta
PYR Energy Corporation	Maryland
SGH Enterprises, Inc.	Delaware
Samson Canada Holdings, ULC	Alberta
Samson Kelley Operating Company, Ltd.	Texas
Samson Financing Limited Partnership	Alberta